                                                 TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

AIRBORNE MAGNETIC SURVEY STARTED OVER MIRANDA GOLD’S PAVO REAL PROJECT IN COLOMBIA

Vancouver, BC, Canada – August 24, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that a helicopter airborne magnetic survey has started over its Pavo Real project in the Tolima Department of Colombia. Miranda's exploration funding partner at Pavo Real, Red Eagle Mining Corporation ("Red Eagle") has a contract with MPX Geophysics, Ltd. to complete the survey. The survey goals are to identify intrusions and their margins, magnetic destruction from alteration, and to delineate large-scale structures.

The survey will total 1706 line-miles (2,746 line-kilometers) with east-west flight lines on 164 ft (50 m) spacing and north-south tie lines on 1640 ft (500 m) spacing.  The sensor height is approximately 230 ft (70 m).

Mapping and sampling at Pavo Real shows that gold mineralization is hosted in sandstone and conglomerate. Gold anomalies are associated with strongly anomalous bismuth and moderately anomalous copper values.  There are several copper-gold-silver skarn deposits in the region, which contrasts to Pavo Real, which is not next to an intrusive body, the most common location for a skarn deposit.  In general, as one moves away from intrusive bodies and related skarn deposits (“distal”), which are typically iron- or copper-rich with associated precious metals, the systems tend to become base-metal poor and gold enriched.  Pavo Real is speculated at this time to have “distal skarn” or "distal disseminated" gold mineralization.

As previously reported (January 5, 2010), soil sampling on the project on three wide-spaced lines defined a 2,300 ft (700 m) long by 330 to 1,640 ft (100 to 500 m) wide gold anomaly. Channel sampling of outcrops and old workings at Pavo Real show encouraging results.  Of the 82 samples collected, 32 samples, or 39%, assayed in excess of 0.029 oz Au/t (1.00 g Au/t) with the highest sample assaying 0.46 oz Au/t (15.89 g Au/t). Most of the channel samples fall within the limits of the soil anomaly, although a single isolated sample taken 1,362 ft (415 m) southwest of the open soil anomaly has a 13 ft (4 m) sample width assaying 0.132 oz Au/t (4.52 g Au/t).

The results of the magnetic survey combined with existing geochemical sampling and mapping will be used to define drill targets.

The data disclosed in this press release have been reviewed and verified by Company CEO & President Ken Cunningham, P. Geo, MSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Montezuma Mines Inc., Ramelius Resources Ltd., NuLegacy Corporation, Red Eagle Mining Corporation, Piedmont Mining Company Inc., and SIN Holdings Ltd.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.